Exhibit 3.2

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Nilam Resources Inc.

2. The articles have been amended as follows (provide article numbers, if available):

The corporation is amending article FOURTH by increasing its authorized shares of common stock from sixty-nine million (69,000,000) shares, at .001 par value, to three-hundred and forty-five million (345,000,000) shares of common stock at .001 par value.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: NRS 78.315(2)

4. Effective date of filing (optional): 7/5/07

(must not be later than 90 days after the certificate is filed)

5. Officer Signature **(Required)**: X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2007
Revised on: 01/01/07

AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
NILAM RESOURCES INC.

TO THE SECRETARY OF STATE OF NEVADA:

    Pursuant to the provisions of the Nevada business corporation law [Title 7, Chapters 78.207(1) and 78.320(2)], Nilam Resources Inc., a Nevada corporation adopts the following Amendment to its Articles of Incorporation by the repeal of the Fourth Article thereof in its entirety.  The new Fourth articles is as follows:

"FOURTH.  The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 345,000,000 shares of common stock, each share having a par value of $.001 (the "Common Stock"), and 1,000,000 shares shall be preferred stock, each share having a par value of $.001 (the "Preferred Stock").  No other class of shares shall be authorized.  The Company may from time to time issue said shares for such consideration as the Board of Directors may fix."

    This Amendment to the Articles of Incorporation was approved by the board of directors of the corporation February 26, 2007.

Nilam Resources Inc. By: /s/ Michael Sklavenitis Michael Sklavenitis Chairman of the Board of Directors, Secretary and Treasurer